COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement Pursuant to Rule 15c3-1

December 31, 2015

Total stockholder's equity per balance sheet	$	8,349,676
Deductions/charges:		
Nonallowable assets:		
Other assets		105,821
Current income taxes receivable		36,019
Deferred income taxes, net		188,838
Prepaid insurance		164,395
Furniture, equipment, and leasehold improvements, net		66,693
Cash at affiliate in excess of estimated four weeks' average expenses		578,511
Other deductions/charges		605
Haircuts on securities		14,968
Net capital		7,193,826
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	6,943,826
Aggregate indebtedness	$	1,546,699
Ratio aggregate indebtedness to net capital		.22 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See accompanying report of independent registered public accounting firm.